Western Digital Corporation 3355 Michelson Drive, Suite 100 Irvine, CA 92612 Tel: 949.672.7335

September 27, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, NE

Washington, D.C. 20549

Re:	Western Digital Corporation

Form 10-K for the Fiscal Year Ended June 28, 2019

Filed August 27, 2019

File No. 001-08703

Ladies and Gentlemen:

We received your letter dated September 16, 2019 setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission on our above-referenced report filed under the Securities Exchange Act of 1934. The comment letter asks us to respond within ten business days or to advise the Staff when we will provide the requested response.

The undersigned spoke to Senior Staff Accountant Megan Akst on September 26, 2019 and discussed extending the time to provide our response so that we can devote the appropriate time and resources to consider the Staff’s comment and complete our response. We expect to provide our response to the comment letter by no later than October 14, 2019.

Please contact the undersigned at (949) 672-7335 with any questions or comments regarding this letter.

Respectfully submitted, Western Digital Corporation

By:	/s/ Brandi Steege
Name:	Brandi Steege
Title:	Assistant General Counsel

cc:	Robert Eulau, Executive Vice President and Chief Financial Officer, Western Digital Corporation

Michael Ray, Executive Vice President, Chief Legal Officer and Secretary, Western Digital Corporation

Gene Zamiska, Vice President, Global Accounting and Chief Accounting Officer, Western Digital Corporation

Shelly Heyduk, Esq., O’Melveny & Myers LLP